Exhibit 99.1

CyberArk Announces Record Third Quarter 2015 Results
Third quarter total revenue of $40.1 million increases 43% year-over-year
Third quarter license revenue of $24.8 million increases 49% year-over-year

Newton, Mass. and Petach Tikvah, Israel – November 5, 2015 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the third quarter ended September 30, 2015.

“We delivered a record quarter, highlighted by robust revenue growth and bottom line expansion,” said Udi Mokady, CyberArk CEO. “Solid execution coupled with positive market trends for privileged account security drove our results again this quarter. We continued to strengthen our platform and extend our Privileged Account Security Solution across a larger portion of the attack cycle.”

Financial Highlights for the Third Quarter Ended September 30, 2015

Revenue:

•	Total revenue was $40.1 million, up 43% year-over-year compared with the third quarter of 2014.
•	License revenue was $24.8 million, up 49% compared with the third quarter of 2014.
•	Maintenance and Professional Services revenue was $15.2 million, up 34% from the third quarter of 2014.

Operating Income:

•	GAAP operating income was $8.3 million for the quarter, up from $7.7 million in the third quarter of 2014.
•	Non-GAAP operating income was $11.1 million for the quarter, up from $8.4 million in the third quarter of 2014.

Net Income:

•	GAAP net income was $6.8 million, up from $3.3 million in the third quarter of 2014.
•	GAAP net income per share was $0.19, compared to GAAP net income per share of $0.11 in the third quarter of 2014, based on 35.8 and 29.5 million weighted average diluted shares, respectively.
•	Non-GAAP net income was $9.2 million, up from $5.9 million in the third quarter of 2014.
•	Non-GAAP net income per share was $0.26, compared to non-GAAP net income per share of $0.20 in the third quarter of 2014, based on 35.8 and 29.5 million weighted average diluted shares, respectively.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months and nine months ended September 30, 2015 and 2014. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of September 30, 2015, CyberArk had $249.7 million in cash and cash equivalents and short-term deposits. This compares with $283.8 million in cash and cash equivalents and short-term deposits as of June 30, 2015 and $177.2 million as of December 31, 2014.

•	During the first nine months of 2015, the Company generated $40.3 million in cash flow from operations, compared to $13.4 million in the first nine months of 2014.

Business Outlook

Based on information available as of November 5, 2015, CyberArk is issuing guidance for the fourth quarter and full year 2015 as indicated below.

Fourth Quarter 2015:

•	Total revenue is expected to be in the range of $43.0 million to $44.0 million which represents 18% to 21% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $8.9 million to $9.7 million.
•	Non-GAAP net income per share is expected to be in the range of $0.18 to $0.20. This assumes 36.2 million weighted average diluted shares.

Full Year 2015:

•	Total revenue is expected to be in the range of $152.3 million to $153.3 million which represents 48% to 49% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $37.3 million to $38.1 million.
•	Non-GAAP net income per share is expected to be in the range of $0.80 to $0.82. This assumes 35.5 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Thursday, November 5, 2015 at 5:00 p.m. Eastern Time (ET) to discuss the company’s third quarter financial results and business outlook.  To access this call, dial 888-430-8694 (domestic) or 719-457-2689 (international).  The conference ID is 351733. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 877-870-5176 (U.S.) or 858-384-5517 (international). The replay pass code is 351733. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 40 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2015 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three and nine months ended September 30, 2015, non-GAAP operating income is calculated as operating income excluding secondary offering related expenses, share-based compensation expense, amortization of intangible assets related to acquisitions, and acquisition related expenses. For the three and nine months ended September 30, 2014, non-GAAP operating income is calculated as operating income excluding share-based compensation expense.

•
For the three and nine months ended September 30, 2015, non-GAAP net income is calculated as net income excluding secondary offering related expenses, share-based compensation expense, amortization of intangible assets related to acquisitions, acquisition related expenses, and the tax effects related to the non-GAAP adjustments and for the three and nine months ended September 30, 2014, non-GAAP net income is calculated as net income excluding share-based compensation expense and financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, secondary offering related expenses, acquisition related expenses, and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between its net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. The Company believes that expenses related to its secondary offerings and acquisitions as well as amortization of intangible assets related to acquisitions do not reflect the performance of its core business and would impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; failure to effectively manage growth; fluctuations in quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in the Company’s solution or the failure of the solution to meet customers’ needs; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; our ability to successfully integrate Viewfinity, including by selling products to each other’s existing customers; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues:
License	$16,620	$24,820	$36,869	$67,076
Maintenance and professional services	11,341	15,236	29,825	42,270

Total revenues	27,961	40,056	66,694	109,346

Cost of revenues:
License	462	1,136	1,823	3,517
Maintenance and professional services	3,072	4,395	8,372	12,345

Total cost of revenues	3,534	5,531	10,195	15,862

Gross profit	24,427	34,525	56,499	93,484

Operating expenses:
Research and development	3,658	5,649	10,237	14,029
Sales and marketing	11,040	16,717	30,155	45,626
General and administrative	2,041	3,871	5,159	11,507

Total operating expenses	16,739	26,237	45,551	71,162

Operating income	7,688	8,288	10,948	22,322

Financial income (expenses), net	(2,952)	58	(5,433)	(1,246)

Income before taxes on income	4,736	8,346	5,515	21,076

Taxes on income	(1,424)	(1,573)	(2,221)	(5,215)

Net income	$3,312	$6,773	$3,294	$15,861

Basic net income (loss) per ordinary share	$0.24	$0.20	$(0.07)	$0.50
Diluted net income (loss) per ordinary share	$0.11	$0.19	$(0.07)	$0.45

Shares used in computing net income (loss)
per ordinary shares, basic	8,658,491	33,122,067	7,624,462	31,747,872
Shares used in computing net income (loss)
per ordinary shares, diluted	29,488,511	35,761,096	7,624,462	35,186,664

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Cost of revenues	$23	$139	$68	$286
Research and development	33	368	99	535
Sales and marketing	52	713	150	1,029
General and administrative	578	885	709	1,863

Total share-based compensation expense	$686	$2,105	$1,026	$3,713

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Operating income	$7,688	$8,288	$10,948	$22,322
Secondary offering related expenses	-	-	-	1,568
Share-based compensation	686	2,105	1,026	3,713
Amortization of intangible assets - Cost of revenues	-	19	-	19
Amortization of intangible assets - Research and development	-	271	-	271
Acquisition related expenses	-	429	-	517

Non-GAAP operating income	$8,374	$11,112	$11,974	$28,410

 Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Net income	$3,312	$6,773	$3,294	$15,861
Secondary offering related expenses	-	-	-	1,568
Share-based compensation	686	2,105	1,026	3,713
Warrant adjustment	1,879	-	4,309	-
Amortization of intangible assets - Cost of revenues	-	19	-	19
Amortization of intangible assets - Research and development	-	271	-	271
Acquisition related expenses	-	429	-	517
Taxes on income related to non-GAAP adjustments	-	(382)	-	(496)

Non-GAAP net income	$5,877	$9,215	$8,629	$21,453

Non-GAAP net income per share
Basic	$0.53	$0.28	$0.63	$0.68
Diluted	$0.20	$0.26	$0.34	$0.61

Weighted average number of shares
Basic	8,658,491	33,122,067	7,624,462	31,747,872
Diluted	29,488,511	35,761,096	25,613,856	35,186,664

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands

	December 31,	September 30,
	2014	2015
	(audited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$124,184	$238,930
Short-term bank deposits	52,997	10,725
Trade receivables	19,263	23,182
Prepaid expenses and other current assets	2,078	3,784
Short-term deferred tax asset	3,788	5,048

Total current assets	202,310	281,669

LONG-TERM ASSETS:
Intangible assets and goodwill,net	-	23,895
Property and equipment, net	2,148	3,291
Severance pay fund	3,060	3,158
Prepaid expenses and other long-term assets	1,021	1,618
Long-term deferred tax asset	2,013	2,410

Total long-term assets	8,242	34,372

TOTAL ASSETS	$210,552	$316,041

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,835	$1,720
Employees and payroll accruals	10,322	11,141
Deferred revenues	22,594	40,692
Accrued expenses and other current liabilities	6,942	9,129
Short-term deferred tax liabilities	-	251

Total current liabilities	41,693	62,933

LONG-TERM LIABILITIES:
Deferred revenues	9,566	15,847
Other long-term liabilities	184	237
Accrued severance pay	4,101	4,570
Long-term deferred tax liabilities	-	703

Total long-term liabilities	13,851	21,357

TOTAL LIABILITIES	55,544	84,290

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	79	86
Additional paid-in capital	134,486	195,153
Accumulated other comprehensive loss	(333)	(125)
Retained earnings	20,776	36,637

Total shareholders' equity	155,008	231,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$210,552	$316,041

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine Months Ended
	September 30,
	2014	2015
	(unaudited)
Cash flows from operating activities:
Net income	$3,294	$15,861
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	570	1,036
Share based compensation expenses	1,026	3,713
Tax benefit related to exercise of share options	(139)	(2,321)
Deferred income taxes, net	392	(1,420)
Decrease (increase) in trade receivables	1,695	(3,887)
Decrease (increase) in prepaid expenses and other
current and long-term assets	221	(1,559)
Increase (decrease) in trade payables	(627)	35
Changes in fair value of warrants to purchase preferred
shares	4,309	-
Increase in short term and long term deferred revenues	3,264	24,335
Decrease in employees and payroll accruals	(651)	(471)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(5)	4,621
Increase in accrued severance pay, net	26	369

Net cash provided by operating activities	13,375	40,312

Cash flows from investing activities:
Proceeds from short and long term deposits	3,333	42,309
Investment in short and long term deposits	(1,314)	(614)
Purchase of property and equipment	(1,256)	(1,751)
Payments for business acquisitions, net of cash acquired	-	(23,149)

Net cash provided by investing activities	763	16,795

Cash flows from financing activities:
Issuance of shares, net	90,325	52,614
Withholding proceeds related to exercise of options	-	1,011
Tax benefit related to exercise of share options	139	2,321
Proceeds from exercise of options and warrants	865	1,693

Net cash provided by financing activities	91,329	57,639

Increase in cash and cash equivalents	105,467	114,746

Cash and cash equivalents at the beginning of the period	62,379	124,184

Cash and cash equivalents at the end of the period	$167,846	$238,930